EXHIBIT 99.1

News Release

For Immediate Release	Date: October 23, 2024
24-32-TR

Teck Reports Unaudited Third Quarter Results for 2024

Continued growth in copper production and over $1.3 billion returned to shareholders this year

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2024.

"The third quarter marked a new era for Teck as we successfully transformed into a pure-play energy transition metals company with leading copper growth," said Jonathan Price, President and CEO. "We closed the sale of our remaining interest in the steelmaking coal business and have returned over $1.3 billion to shareholders so far this year, while also reducing debt and ramping-up copper production."

Highlights

•	Adjusted EBITDA[1] of $986 million in Q3 2024 was driven by record copper production as Quebrada Blanca (QB) continues to ramp-up operations, as well as strong base metals pricing and zinc sales volumes from Red Dog. Our loss from continuing operations before taxes was $759 million in Q3 2024, primarily due to an impairment charge at our Trail Operations.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $314 million, or $0.61 per share, in Q3 2024. Our loss from continuing operations attributable to shareholders was $748 million, $1.45 per share, in Q3 2024, primarily due to an impairment charge at our Trail Operations.
•	We completed the sale of the remaining 77% interest in our steelmaking coal business, Elk Valley Resources (EVR) and received cash proceeds of US$7.3 billion on July 11, 2024. We commenced deployment of these proceeds through shareholder returns and debt reductions in Q3.
•	We returned a total of $720 million to shareholders in the third quarter through the purchase of $398 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $322 million in dividends, reflecting our regular base quarterly dividend and a supplemental dividend of $0.50 per share, or $257 million.
•	From January 1 to October 23, 2024, we have returned over $1.3 billion to shareholders through share buybacks and dividends.
•	We reduced our debt by US$1.5 billion through a bond tender offer for our public notes in July and the repayment of short-term loans at Carmen de Andacollo.
•	Our liquidity as at October 23, 2024 is $11.9 billion, including $7.8 billion of cash. We generated cash flows from operations of $134 million in Q3 and had a net cash position of $1.8 billion at September 30, 2024.
•	We achieved another consecutive record quarter of copper production with 114,500 tonnes in the third quarter, of which 52,500 tonnes were from QB. Production at QB continues to ramp-up and we expect to be operating at full throughput rates by the end of 2024.
•	Copper prices (LME) remain strong, averaging US$4.18 per pound in the third quarter and closing the quarter at US$4.43 per pound, contributing to $103 million of positive pricing adjustments in the third quarter.
•	Red Dog's performance was strong in the third quarter with zinc production increasing by 14% to 142,500 tonnes compared to the same period last year. Red Dog's zinc net cash unit costs[1] have improved and our 2024 annual unit cost guidance for zinc has been updated accordingly.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Dale Steeves, Director, Stakeholder Relations	236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q3 2024

Financial Metrics (CAD$ in millions, except per share data)	Q3 2024	Q3 2023
Revenue	$2,858	$1,989
Gross profit	$478	$261
Gross profit before depreciation and amortization[1]	$962	$533
Profit (loss) from continuing operations before taxes	$(759)	$48
Adjusted EBITDA[1]	$986	$417
Loss from continuing operations attributable to shareholders	$(748)	$(48)
Adjusted profit from continuing operations attributable to shareholders[1]	$314	$85
Basic loss per share from continuing operations	$(1.45)	$(0.09)
Diluted loss per share from continuing operations	$(1.45)	$(0.09)
Adjusted basic earnings per share from continuing operations[1]	$0.61	$0.16
Adjusted diluted earnings per share from continuing operations[1]	$0.60	$0.16

Key Updates

Executing on Our Copper Growth Strategy

•	QB copper production of 52,500 tonnes in the third quarter increased compared to 51,300 tonnes in the second quarter of 2024, as quarter over quarter production ramp-up continues.

•	Mill throughput rates increased quarter over quarter confirming plant design is robust. We continue to expect to be at design mill throughput rates by the end of 2024.

•	The localized geotechnical issue identified and disclosed in Q2 2024 has now stabilized with controls in place and we are advancing the mine plan.

•	Grades in Q3 were lower, consistent with our previously disclosed guidance, and we continue to expect higher grades in Q4. Normal grade variability is expected within any given period, as considered in our mine plans.

•	Based on current production levels and expected throughput and recoveries, the upper end of our 2024 annual QB copper production guidance range has been updated and our guidance range is now 200,000 to 210,000 tonnes. In addition, as a result of our lower than expected molybdenum production levels, we have updated our previously disclosed annual QB molybdenum production guidance to 0.8 to 1.2 thousand tonnes.

•	We continue to expect QB's total and net cash unit costs[1] for 2024 to be within our previously disclosed guidance, despite the reduction in annual molybdenum production guidance.

•	Due to the ongoing work to improve copper recovery and equipment reliability extending into the first half of 2025, we have updated our previously disclosed 2025 QB annual copper production guidance to 240,000 to 280,000 tonnes and molybdenum production to 4.0 to 5.5 thousand tonnes.

•	Mill optimization work to push performance past nameplate by improving throughput is currently underway with plans for debottlenecking efforts being advanced.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2	Teck Resources Limited 2024 Third Quarter News Release

•	In the third quarter, we continued to make progress in advancing Teck’s copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. While maintaining a strong balance sheet, Teck’s prudent investment plans are designed to de-risk the development of our assets, including navigating the permitting process. As previously disclosed, Teck does not anticipate sanctioning any growth projects in 2024. The focus remains on advancing our near-term projects for potential sanctioning in 2025. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

New Business Structure to Support Transition to Pure-Play Energy Transition Metals Company

•	In August, we announced a new business structure to support our shift to a pure-play energy transition metals company focused on growth. The new business structure organizes Teck around two regional business units for North America and Latin America (LATAM), and a dedicated Projects group to develop and execute brownfield and greenfield projects.

•	This structure simplifies Teck with a streamlined executive leadership team and regional structure to deliver on our strategy of copper growth balanced with shareholder returns and long-term resiliency. It positions Teck to drive improved operational performance, while efficiently and responsibly capitalizing on profitable growth opportunities to enhance value for all stakeholders.

•	Our reported segmented financial results and summary information contained in our Management Discussion and Analysis will continue to be disclosed on a commodity basis for our copper and zinc operations in addition to our corporate segment.

Deployment of Transaction Proceeds from Sale of Steelmaking Coal Business

•	We completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion on July 11, 2024.

•	On closing of the transaction, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs.

•	Combined with the $500 million share buyback announced in February, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business have been authorized.

•	In Q3, we commenced deployment of the proceeds through shareholder returns and debt reduction. We returned a total of $720 million to shareholders in the third quarter through the purchase of $398 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $322 million in dividends, reflecting our regular base quarterly dividend and a supplemental dividend of $0.50 per share, or $257 million. We reduced our debt by US$1.5 billion through a bond tender offer for our public notes in July and the repayment of short-term loans at Carmen de Andacollo.

•	From January 1 to October 23, 2024, we have returned over $1.3 billion to shareholders through share buybacks and dividends.

3	Teck Resources Limited 2024 Third Quarter News Release

•	In our third quarter News Release, Management's Discussion and Analysis, and Condensed Interim Consolidated Financial Statements, EVR's results have been presented as discontinued operations for all periods reported.

Safety and Sustainability Leadership

•	We were saddened to report a fatality on July 24 at the Antamina Mine, our joint venture with BHP, Glencore and Mitsubishi. Antamina has conducted a full investigation and learnings will be shared across our company and industry.

•	We continued to focus on driving health and safety at our sites, with our High-Potential Incident (HPI) Frequency rate remaining steady at 0.10 in Q3 2024, a 33% reduction compared to the same period last year.

•	On October 9, 2024, Teck was named to the Forbes list of the World’s Best Employers 2024, an employee-driven ranking of multinational companies and institutions from over 50 countries around the world.

Guidance

•	We have updated our previously disclosed 2024 annual guidance for zinc net cash unit costs1, and copper, molybdenum and refined zinc production. The remainder of our previously disclosed guidance for 2024 is unchanged. We have updated our previously disclosed 2025 annual copper and molybdenum production guidance for QB, as outlined above.

•	Continued strong performance at Red Dog has resulted in an improvement in net cash unit costs[1] and accordingly, our 2024 annual zinc net cash unit costs[1] are now expected to be US$0.45 to $0.55 per pound, compared to our previously disclosed guidance range of US$0.55 to $0.65 per pound.

•	Our 2024 annual copper production guidance has been updated to a range of 420,000 to 455,000 tonnes, a reduction from our previously disclosed guidance of 435,000 to 500,000 tonnes. The reduction relates to Highland Valley Copper, as well as a reduction to the upper end of QB's production guidance range. Highland Valley Copper's guidance reduction was a result of a delay in mining in the Lornex pit due to challenges with labour availability and the autonomous systems of our new haul trucks. This has been largely resolved and we expect to process more ore from the Lornex pit in the fourth quarter.

•	Molybdenum production for 2024 has been reduced by 1.3 to 1.5 thousand tonnes to 3.0 to 4.0 thousand tonnes due to lower production at Highland Valley Copper and QB.

•	Refined zinc production at Trail for 2024 has been reduced to a range of 240,000 to 250,000 tonnes as a result of a localized fire in the electrolytic zinc plant on September 24, 2024.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 26–29 of Teck’s third quarter results for 2024 at the link below.

4	Teck Resources Limited 2024 Third Quarter News Release

2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	420 - 455
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	240 - 250
Sales Guidance – Q4 2024
Red Dog zinc in concentrate sales (000’s tonnes)	155 - 185
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.90 - 2.30
Zinc net cash unit costs (US$/lb.)[1]	0.45 - 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Click here to view Teck’s full third quarter results for 2024.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 24, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Dale Steeves, Director, Stakeholder Relations: 236.987.7405

5	Teck Resources Limited 2024 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the

6	Teck Resources Limited 2024 Third Quarter News Release

principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

7	Teck Resources Limited 2024 Third Quarter News Release

Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations attributable to shareholders	$(748)	$(48)	$(852)	$49
Add (deduct) on an after-tax basis:
Asset impairment	828	—	828	—
QB variable consideration to IMSA and Codelco	(33)	(45)	9	26
Environmental costs	15	(16)	9	4
Share-based compensation	26	19	67	76
Commodity derivatives	(9)	10	(36)	29
Loss (gain) on disposal or contribution of assets	—	3	(10)	(144)
Tax items	203	69	229	69
Other	32	93	129	157
Adjusted profit from continuing operations attributable to shareholders	$314	$85	$373	$266

Basic earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Diluted earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Adjusted basic earnings per share from continuing operations	$0.61	$0.16	$0.72	$0.51
Adjusted diluted earnings per share from continuing operations	$0.60	$0.16	$0.71	$0.51

8	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Basic Earnings per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2024	2023	2024	2023

Basic earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Add (deduct):
Asset impairment	1.60	—	1.60	—
QB variable consideration to IMSA and Codelco	(0.06)	(0.09)	0.01	0.05
Environmental costs	0.03	(0.03)	0.02	0.01
Share-based compensation	0.05	0.04	0.13	0.15
Commodity derivatives	(0.02)	0.02	(0.07)	0.06
Loss (gain) on disposal or contribution of assets	—	0.01	(0.02)	(0.28)
Tax items	0.39	0.13	0.44	0.13
Other	0.07	0.17	0.25	0.30
Adjusted basic earnings per share from continuing operations	$0.61	$0.16	$0.72	$0.51

9	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Diluted Earnings per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2024	2023	2024	2023

Diluted earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Add (deduct):
Asset impairment	1.59	—	1.58	—
QB variable consideration to IMSA and Codelco	(0.06)	(0.09)	0.02	0.05
Environmental costs	0.03	(0.03)	0.02	0.01
Share-based compensation	0.05	0.04	0.13	0.14
Commodity derivatives	(0.02)	0.02	(0.07)	0.06
Loss (gain) on disposal or contribution of assets	—	0.01	(0.02)	(0.27)
Tax items	0.39	0.13	0.44	0.13
Other	0.07	0.17	0.25	0.30
Adjusted diluted earnings per share from continuing operations	$0.60	$0.16	$0.71	$0.51

10	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations before taxes	$(759)	$48	$(974)	$249
Finance expense net of finance income	153	10	578	25
Depreciation and amortization	498	290	1,203	633
EBITDA	(108)	348	807	907

Add (deduct):
Asset impairment	1,053	—	1,053	—
QB variable consideration to IMSA and Codelco	(55)	(75)	14	41
Environmental costs	20	(22)	8	4
Share-based compensation	34	24	86	96
Commodity derivatives	(13)	15	(50)	39
Loss (gain) on disposal or contribution of assets	—	4	(14)	(194)
Other	55	123	194	222
Adjusted EBITDA	$986	$417	$2,098	$1,115

11	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Gross profit	$478	$261	$1,065	$960
Depreciation and amortization	484	272	1,155	581
Gross profit before depreciation and amortization	$962	$533	$2,220	$1,541

Reported as:
Copper
Quebrada Blanca	$178	$19	$462	$18
Highland Valley Copper	89	57	371	290
Antamina	287	215	763	671
Carmen de Andacollo	48	1	69	10
Other	2	1	4	(5)
	604	293	1,669	984

Zinc
Trail Operations	26	22	(3)	91
Red Dog	333	220	548	470
Other	(1)	(2)	6	(4)
	358	240	551	557
Gross profit before depreciation and amortization	$962	$533	$2,220	$1,541

12	Teck Resources Limited 2024 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; the potential benefits of our new business structure; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business, including deployment of proceeds; our expectations regarding the continuing ramp-up of QB2, including the expectation that QB will be operating at design mill throughput rates by year end and our ability to improve mine equipment reliability, molybdenum plant stability, and copper recovery; expectations regarding haul truck and labour availability at Highland Valley Copper and the ability to process more ore from the Lornex pit in the fourth quarter; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding advancement and potential sanction decisions related to our copper growth portfolio, including advancement of study, permitting, execution planning, and engineering work, community and Indigenous engagement, completion of updated cost estimates, and timing for receipt of permits related to QB debottlenecking, the HVC Mine Life Extension, San Nicolás, and Zafranal projects, as applicable; expectation regarding potential pricing adjustments related to our sustainability performance in the context of our revolving credit facility; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the continued ramp-up of QB2 in accordance with our expectations; our ability to improve haul truck availability at Highland Valley Copper; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding

13	Teck Resources Limited 2024 Third Quarter News Release

to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. QB2 costs and ramp-up are dependent on, among other matters, our continued ability to advance ramp-up as currently anticipated. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to

14	Teck Resources Limited 2024 Third Quarter News Release

China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

15	Teck Resources Limited 2024 Third Quarter News Release